Exhibit 99.1
SXC HEALTH SOLUTIONS CORP.
Consolidated Balance Sheets

	(unaudited)
	September 30,	December 31,
	2007	2006
	(All amounts are in US dollars)
ASSETS

Current assets
Cash and cash equivalents (note 6)	$81,113,709	$70,943,380
Accounts receivable, net of allowance for doubtful accounts of $729,958 (December 31, 2006 - $214,276)	18,193,742	14,311,573
Unbilled revenue	1,288,925	1,975,765
Prepaid expenses	2,016,426	2,026,248
Inventory	282,152	260,234
Income tax receivable	2,389,334	—
Future tax asset, current portion	2,372,469	2,359,903

Total current assets	107,656,757	91,877,103

Capital assets	13,739,331	10,113,858
Goodwill and other intangible assets (note 7)	26,053,147	27,241,147
Future tax asset	2,504,765	1,992,039

Total Assets	$149,954,000	$131,224,147

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable	$1,680,705	$654,976
Salaries and wages payable	3,451,211	4,183,314
Income taxes payable	—	594,274
Accrued liabilities	3,933,098	3,456,710
Pharmacy benefit management rebates payable (note 6(b))	2,266,151	1,172,801
Pharmacy benefit claim payments payable (note 6(b))	2,286,835	2,963,719
Deferred revenue, current portion	3,534,443	3,241,924

Total current liabilities	17,152,443	16,267,718

Future income tax liability	589,016	—
Deferred revenue	179,459	—
Deferred lease inducements	3,311,892	3,168,757
Deferred rent	1,013,592	297,608

Total liabilities	22,246,402	19,734,083

Shareholders’ equity
Capital stock (note 3)	103,130,961	99,839,769
Contributed surplus	7,993,304	4,418,461
Retained earnings	16,583,333	7,231,834

Total shareholders’ equity	127,707,598	111,490,064

Total Liabilities and Shareholders’ Equity	$149,954,000	$131,224,147

See accompanying notes to the unaudited consolidated financial statements.

SXC HEALTH SOLUTIONS CORP.
Consolidated Statements of Operations
(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006

Revenue:
Transaction processing	$13,179,831	$10,411,186	$40,105,626	$28,159,580
Maintenance	4,141,732	3,840,906	12,330,346	11,030,536
Professional services	3,395,334	4,088,397	10,002,173	12,231,571
System sales	1,492,364	2,705,711	7,180,583	7,489,437

Total revenue	22,209,261	21,046,200	69,618,728	58,911,124

Cost of revenue	9,791,552	8,208,940	28,282,190	23,318,771

Gross profit	12,417,709	12,837,260	41,336,538	35,592,353

Expenses:
Product development costs	2,335,917	2,277,937	7,801,456	6,447,325
Selling, general and administration	6,394,428	4,547,419	18,663,586	12,738,771
Depreciation and amortization	1,437,891	1,191,747	4,130,241	3,138,294
Lease termination	—	—	—	757,815
Stock-based compensation (note 4)	1,117,456	471,110	2,268,560	1,384,843

	11,285,692	8,488,213	32,863,843	24,467,048

Operating income	1,132,017	4,349,047	8,472,695	11,125,305

Interest income	(1,219,135)	(894,671)	(3,435,487)	(1,943,292)
Interest expense	26,810	1,053,300	85,491	1,837,480

Net interest income	(1,192,325)	158,629	(3,349,996)	(105,812)

Net loss on disposal of capital assets	—	—	133,489	—
Other (income) expense	(40,873)	(9,254)	(238,693)	21,177

Income before income taxes	2,365,215	4,199,672	11,927,895	11,209,940

Income tax expense (recovery):
Current	(92,030)	937,851	3,032,935	2,735,187
Future	(206,887)	718,204	(456,539)	(1,759,941)

	(298,917)	1,656,055	2,576,396	975,246

Net income and comprehensive income	$2,664,132	$2,543,617	$9,351,499	$10,234,694

Earnings per share:
Basic	$0.13	$0.12	$0.45	$0.56
Diluted	$0.12	$0.12	$0.43	$0.54

Weighted average number of shares used in computing earnings per share (note 3(c)):
Basic	20,852,239	20,351,311	20,698,438	18,139,263
Diluted	21,785,207	21,355,666	21,682,929	19,113,463
See accompanying notes to the unaudited consolidated financial statements.

SXC HEALTH SOLUTIONS CORP.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006

Cash flow from operations:
Net income	$2,664,132	$2,543,617	$9,351,499	$10,234,694
Items not involving cash, net of effects from acquisition:
Depreciation of capital assets	1,041,891	795,747	2,942,241	1,950,294
Amortization of intangible assets	396,000	396,000	1,188,000	1,188,000
Deferred lease inducements and rent	83,223	—	468,334	—
Deferred charges- long-term debt	—	693,712	—	787,735
Net loss on disposal of capital assets	—	—	133,489	—
Stock-based compensation	1,117,456	471,110	2,268,560	1,384,843
Future income tax liability	(238,584)	—	589,016	—
Future tax asset	31,697	718,204	(525,292)	(1,759,941)
Cash received for lease inducement	—	—	—	757,815
Changes in operating assets and liabilities:
Accounts receivable	(3,705,897)	(993,835)	(3,882,169)	(5,388,595)
Unbilled revenue	674,171	(826,086)	686,840	(1,327,974)
Prepaid expenses	(233,641)	2,190	9,822	(417,901)
Inventory	(15,866)	105,657	(21,918)	190,096
Income tax receivable	(1,651,482)	—	(2,389,334)	—
Income taxes payable	—	(198,875)	(594,274)	(987,047)
Accounts payable	768,833	403,327	1,025,729	335,768
Accrued liabilities	693,088	564,188	(255,715)	916,424
Deferred revenue	999,427	(555,685)	471,978	(2,146)
Pharmacy benefit claim payments payable	2,283,908	(1,819,968)	(676,884)	491,990
Pharmacy benefit management rebates payable	1,687,200	(191,371)	1,093,350	7,958

Net cash provided by operations	6,595,556	2,107,932	11,883,272	8,362,013

Cash flow from investing activities:
Purchase of capital assets	(529,342)	(1,385,873)	(6,710,503)	(4,709,930)
Lease inducements received	—	—	390,785	—
Proceeds from disposal of capital assets	—	—	9,300	—

Net cash used in investing activities	(529,342)	(1,385,873)	(6,310,418)	(4,709,930)

Cash flow from financing activities:
Proceeds from exercise of options	173,029	56,389	2,202,625	207,967
Tax benefit on option exercises	179,104	—	2,394,850	—
Net proceeds from public offering	—	—	—	36,064,000
Costs paid related to financing activities	—	(262,048)	—	(1,330,742)
Repayment of debt	—	(12,449,048)	—	(13,102,858)

Net cash provided by (used in) financing activities	352,133	(12,654,707)	4,597,475	21,838,367

Increase (decrease) in cash and cash equivalents	6,418,347	(11,932,648)	10,170,329	25,490,450

Cash and cash equivalents, beginning of period	74,695,362	73,375,030	70,943,380	35,951,932

Cash and cash equivalents, end of period	$81,113,709	$61,442,382	$81,113,709	$61,442,382

Supplemental cash flow information (note 6(c))
See accompanying notes to the unaudited consolidated financial statements.

SXC HEALTH SOLUTIONS CORP.
Consolidated Statements of Changes in Shareholders’ Equity
(unaudited)

	Common Stock		Contributed	Retained
	Number	Amount	Surplus	Earnings (deficit)	Total

Balance at December 31, 2006	20,444,490	$99,839,769	$4,418,461	$7,231,834	$111,490,064
Net income	—	—	—	9,351,499	9,351,499
Exercise of stock options	421,870	3,291,192	(1,088,567)	—	2,202,625
Tax benefit on options exercised	—	—	2,394,850	—	2,394,850
Stock-based compensation	—	—	2,268,560	—	2,268,560

Balance at September 30, 2007	20,866,360	$103,130,961	$7,993,304	$16,583,333	$127,707,598

Balance at December 31, 2005	16,938,833	$63,714,859	$2,050,733	$(6,294,784)	$59,470,808
Net income	—	—	—	10,234,694	10,234,694
Exercise of stock options	238,659	1,222,109	(1,014,093)	—	208,016
Issuance of common shares	3,200,000	34,733,258	—	—	34,733,258
Stock-based compensation	—	—	1,384,843	—	1,384,843

Balance at September 30, 2006	20,377,492	$99,670,226	$2,421,483	$3,939,910	$106,031,619

See accompanying notes to the unaudited consolidated financial statements.

SXC HEALTH SOLUTIONS CORP.
(Formerly Systems Xcellence, Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2007
(All amounts are in US dollars, except where indicated)
1.	Business and Basis of Presentation

SXC Health Solutions Corp. (the “Company”) is a leading provider of pharmacy benefits management services and healthcare IT solutions to the healthcare benefits management industry. The Company’s product offerings and solutions combine a wide range of software applications, application service provider processing services and professional services designed for many of the largest organizations in the pharmaceutical supply chain, such as federal, provincial, and state and local governments, pharmacy benefit managers, managed care organizations, retail pharmacy chains and other healthcare intermediaries. The Company is based in Lisle, Illinois with locations in Scottsdale, Arizona; Warminster, Pennsylvania; Alpharetta, Georgia; Milton, Ontario and Victoria, British Columbia.

Effective June 27, 2007, the Company changed its name to SXC Health Solutions Corp. from Systems Xcellence, Inc. and was continued under the Business Corporations Act (Yukon). Shareholders approved the name change and the continuance at the annual and special meeting of shareholders held on May 16, 2007. Further information regarding these developments can be found in the Company’s management information circular dated March 21, 2007.

The accompanying unaudited interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) for interim financial statements. Measurement differences between Canadian GAAP and accounting principles generally accepted in the United States (“U.S. GAAP”) are described in Note 10.

Certain information and note disclosures normally included in the annual financial statements prepared in accordance with Canadian GAAP have been condensed or excluded. As a result, these unaudited interim consolidated financial statements do not contain all disclosures required to be included in the annual financial statements and should be read in conjunction with the most recent audited annual consolidated financial statements and notes thereto for the year ended December 31, 2006.

The financial information included herein reflects all adjustments (consisting only of normal recurring adjustments), which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three and nine month periods ended September 30, 2007 are not necessarily indicative of the results to be expected for the full year.

2.	Summary of significant accounting policies

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company’s audited annual consolidated financial statements and notes thereto for the year ended December 31, 2006, except as noted below in section (g), “Recently adopted accounting standards.”

(a)	Use of estimates:

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Significant items subject to such estimates and assumptions include revenue recognition, purchase price allocation in connection with acquisitions, valuation of capital assets, the value of intangible assets acquired and related amortization periods, impairment of goodwill, contingencies and valuation allowances for receivables and income taxes. Actual results could differ from those estimates.

SXC HEALTH SOLUTIONS CORP.
(Formerly Systems Xcellence, Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2007
(b)	Revenue recognition:

The Company’s revenue is derived from transaction processing services, systems sales, including software license sales and hardware sales, maintenance, and professional services.

The Company recognizes revenue when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service or product has been provided to the customer; (3) the collection of fees is reasonably assured; (4) the amount of fees to be paid by the customer is fixed or determinable; and (5) no uncertainties exist surrounding product acceptance.

Transaction processing revenue: Revenue from transaction processing includes application service provider (“ASP”) and switching services. ASP services consist primarily of hosting, claims adjudication, customer support, financial reporting, on-line and off-line data storage and rebate administration services. The Company earns a transaction fee for each transaction processed and accounts for its revenue under EIC 142, Revenue Arrangements with Multiple Deliverables, which is similar to EITF 00-21, Revenue Arrangements with Multiple Deliverables. The Company recognizes revenue at the time the transaction is processed provided the related contracts include a substantive minimum monthly payment which exceeds the fair value of any undelivered elements. If a substantive monthly minimum payment does not exist in the customer contract, the fair value of any undelivered elements is deferred.

Performance-based revenue: The Company may enter into contracts that contain performance-based revenue that is not finalized until the end of a period of time specified in the contract. An example of such revenue is a minimum guaranteed savings amount to the customer over a period of time based on an agreed upon formula. Under such an arrangement, revenue is deferred until the end of the period as the Company may be obligated to pay the customer if the performance objective is not met.

Switching services include transaction processing services, and the revenue is recognized as the services are performed.

System sales revenue: Revenue from software licenses is recognized in accordance with the American Institute of Certified Public Accountant’s Statement of Position (“SOP”) No. 97-2, Software Revenue Recognition, as modified by SOP 98-9, Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions. Revenue is recognized when a license agreement is executed with the customer, the software product has been delivered, the amount of the fees to be paid by the customer is fixed and determinable, and collection of these fees is deemed probable. Fees are reviewed related to arrangements with significant payment due beyond normal trading terms to evaluate whether they are fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as the payments become due from the customer. In cases where collectibility is not deemed probable, revenue is recognized upon receipt of cash, assuming all other criteria have been met.

Typically, software license agreements are multiple element arrangements as they also include professional services, related maintenance, hardware, and/or implementation services fees. Arrangements that include consulting services are evaluated to determine whether those services are considered essential to the functionality of the software.

When services are considered essential to the functionality of the software, license and professional services revenues are recognized using the percentage-of-completion method where reasonably dependable estimates of progress toward completion of a contract can be made in accordance with SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. The Company estimates the percentage-of-completion on contracts utilizing costs incurred to date as a percentage of the total costs at project completion, subject to meeting agreed milestones. In the event that a milestone has not been reached, the associated cost is deferred and revenue is not recognized until the customer has accepted the milestone. Recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions to estimates may occur periodically during the project due to change orders or contract amendments initiated and agreed to by the customer. Revisions in profit estimates are charged to earnings in the period in which the facts that give rise to the revision become known. It should be noted that a significant amount of the Company’s license and services revenue is recognized under the percentage-of-completion method. If the Company does not have a sufficient basis to estimate the progress towards completion, revenue is recognized when the project is complete or when final acceptance is received from the customer.

SXC HEALTH SOLUTIONS CORP.
(Formerly Systems Xcellence, Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2007

When services are not considered essential to the functionality of the software, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (“VSOE”) of the fair value of each element. VSOE used in determining the fair value of license revenues is based on the price charged by the Company when the same element is sold in similar volumes to a customer of similar size and nature on a stand-alone basis. VSOE used in determining fair value for installation, integration and training is based on the standard daily rates for the type of services being provided multiplied by the estimated time to complete the task. VSOE used in determining the fair value of maintenance and technical support is based on the annual renewal rates. The revenue allocable to the consulting services is recognized as the services are performed. In instances where VSOE exists for undelivered elements but does not exist for delivered elements of a software arrangement, the Company uses the residual method of allocation of the arrangement fees for revenue recognition purposes.

Maintenance revenue: Maintenance revenues consist of revenue derived from contracts to provide post-contract customer support (“PCS”) to license holders. These revenues are recognized ratably over the term of the contract. Advance billings of PCS are not recorded to the extent that the term of the PCS has not commenced or payment has not been received.

Professional services revenue: Professional services revenues are recognized as the services are performed, generally on a time and material basis. Professional services revenues attributed to fixed price arrangements are recognized using the percentage of total estimated direct labor costs to complete the project.

(c)	Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less the liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination.

Goodwill is not amortized but is tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statement of operations. The Company completed its annual goodwill impairment test at December 31, 2006 and determined no impairment existed. At September 30, 2007, no events or circumstances have occurred that suggests that the carrying amount of goodwill is no longer recoverable.

(d)	Impairment of long-lived assets:

Long-lived assets, including capital assets and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. At September 30, 2007, no events or circumstances have occurred that suggest that the carrying amounts of the long-lived asset may not be recoverable.

SXC HEALTH SOLUTIONS CORP.
(Formerly Systems Xcellence, Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2007
(e)	Contingencies:

Contingencies: From time to time in connection with its operations, the Company is named as a defendant in actions for damages and costs allegedly sustained by the plaintiffs. The Company has considered these proceedings and disputes in determining the necessity of any reserves for losses that are probable and reasonably estimable. In addition, various aspects of the Company’s business may subject it to litigation and liability for damages arising from errors in processing the pricing of prescription drug claims, failure to meet performance measures within certain contracts relating to its services performed or its ability to obtain certain levels of discounts or rebates on prescription purchases from retail pharmacies and drug manufacturers or other actions or omissions. The Company’s recorded reserves are based on estimates developed with consideration given to the potential merits of claims or quantification of any performance obligations. The Company takes into account its history of claims, the limitations of any insurance coverage, advice from outside counsel, and management’s strategy with regard to the settlement or defense against such claims and obligations. While the ultimate outcome of those claims, lawsuits or performance obligations cannot be predicted with certainty, the Company believes, based on its understanding of the facts of these claims and performance obligations, that adequate provisions have been recorded in the accounts where required.

Payment and Performance Bonds: During the routine course of securing new clients, the Company is sometimes required to provide payment and performance bonds to cover the client transaction and any funds and pharmacy benefit claim payments provided by the client. The terms of these payment and performance bonds are typically one year in duration.

(f)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. When necessary, valuation allowances are established to reduce future tax assets to the amount expected to be realized.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment.

(g)	Recently adopted accounting standards:

Effective January 1, 2007, the Company adopted four new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”).

Changes in accounting policies:
In July 2006, the CICA replaced Section 1506, Accounting Changes, with a new section based on International Financial Reporting Standard IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. This standard is effective prospectively for fiscal years beginning on or after January 1, 2007. The objective of Section 1506 is to prescribe the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. The adoption of the standard did not have a material impact on the Company’s consolidated financial statements.

Financial Instruments:
In January 2005, the CICA issued Section 3855, Financial Instruments- Recognition and measurement. Section 3855 establishes standards for recognition and measurement of financial assets, financial liabilities and non-financial derivatives. The standard requires that financial instruments within scope, including derivatives, be included on the Company’s balance sheet and measured at fair value, except for loans and receivables, held-to-maturity financial assets and other financial liabilities which are measured at cost or amortized cost. Held for trading financial assets and financial liabilities are measured at fair value and subsequent changes in fair value are recognized in the consolidated statements of operations in the period in which they arise. Available-for-sale financial assets are measured at fair value, with unrealized gains and losses, including changes in foreign exchange rates, recognized in other comprehensive income until the financial asset is derecognized or impaired, at which time any unrealized gains or losses are recorded in the consolidated statements of operations. The Company adopted this standard retroactively without restatement.

SXC HEALTH SOLUTIONS CORP.
(Formerly Systems Xcellence, Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2007

The Company has classified its cash and cash equivalents as held-for-trading. The Company’s amounts receivable are classified as loans and receivables and its amounts payable and accrued liabilities are classified as other liabilities. Due to the immediate or short-term maturity of these financial instruments, their carrying values are estimated to approximate their fair values.

At January 1, 2007 and September 30, 2007, the Company had no derivative financial instruments.

Section 3855 also requires that obligations undertaken in issuing a guarantee that meets the definition of a guarantee pursuant to Accounting Guideline 14, Disclosure of Guarantees (“AcG-14”) be recognized at fair value at inception. No subsequent re-measurement at fair value is required unless the financial guarantee qualifies as a derivative. The Company had no guarantees that require disclosure and re-measurement at January 1, 2007 and September 30, 2007.

The adoption of the standard did not have a material impact on the Company’s consolidated financial statements.

Comprehensive Income and Shareholders’ Equity:
In January 2005, the CICA issued new Handbook Section 1530, Comprehensive Income, and Section 3251, Equity. Section 1530 establishes standards for reporting and display of comprehensive income. Comprehensive income consists of net income and all other changes in shareholders’ equity that do not result from changes from transactions with shareholders, such as cumulative foreign currency translation adjustments and unrealized gains or losses on available-for-sale securities. The standard does not address issues of recognition or measurement for comprehensive income and its components. The Company adopted this standard retroactively without restatement. At January 1, 2007 and September 30, 2007, there were no adjustments to net income required to reconcile to the comprehensive income/loss.

Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in this section are in addition to Section 1530 and recommends that an enterprise should present separately the following components of equity: retained earnings, accumulated other comprehensive income, the total for retained earnings and accumulated other comprehensive income, contributed surplus, share capital and reserves. The Company has included a Consolidated Statement of Changes in Shareholders’ Equity in its consolidated financial statements.

Handbook Sections 3855, 1530 and 3251 were adopted on a retroactive basis without restatement of prior period financial statements.

(h)	Accounting standards yet to be adopted:

In addition to those accounting standards yet to be adopted disclosed in the 2006 annual financial statements, the following are new accounting standards yet to be adopted:

Inventories:
In June 2007, the CICA issued new Handbook Section 3031, Inventories, which prescribes the accounting treatment for inventories. Section 3031 provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The standard also provides guidance on the cost formulas that are used to assign costs to inventories. This standard will become effective for the Company on January 1, 2008 and is not expected to have a material impact on the Company’s consolidated financial statements.

Going Concern:
In June 2007, the CICA amended Handbook Section 1400, General Standards of Financial Statement Presentation, to add paragraphs .08A through .08C regarding going concern. This amendment states that, when preparing financial statements, management shall make an assessment of a Company’s ability to continue as a going concern. The amendment requires financial statements be prepared on a going concern basis and that any uncertainties regarding the Company’s ability to continue as a going concern be disclosed. The amendment becomes effective for the Company on January 1, 2008 and is not expected to have a material impact on the Company’s consolidated financial statements.

SXC HEALTH SOLUTIONS CORP.
(Formerly Systems Xcellence, Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2007
(i)	Comparative figures:

Certain figures have been reclassified to conform to the consolidated financial statements presentation adopted in the current year.
3.	Shareholders’ equity
(a)	Stock option plan:

The Company maintains a stock option plan (the “Plan”), as amended, which provides for a maximum number of common shares of the Company to be issued as option grants. A Committee of the Board of Directors determines award amounts, option prices and vesting periods, subject to the provisions of the Plan. All officers, directors, employees and service providers of the Company are eligible to receive option awards at the discretion of the Committee.

On May 16, 2007, shareholders of the Company authorized amendments to the Plan to (i) increase the number of additional common shares to be reserved for issuance under the Plan by 1,000,000 common shares; and (ii) permit any option granted under the Plan that would expire within a trading black-out to be exercised within 10 business days following such trading black-out. As a result of the amendments, there are currently 3,937,500 common shares reserved for issuance under the Plan.

Upon approval of the additional common shares issuable under the Plan on May 16, 2007, the Company granted 455,500 stock options with a four year graded vesting at an exercise price of $23.58 to selected employees and directors.

(b)	Employee Stock Purchase Plan:

On May 16, 2007, shareholders of the Company approved the creation of the Employee Stock Purchase Plan (“ESPP”) which allows eligible employees to withhold annually up to a maximum of 15% of their base salary, or $25,000, subject to IRS limitations, for the purchase of the Company’s common shares. Common shares will be purchased on the last day of each offering period at a discount of 5% of the fair market value of the common shares on such date. The aggregate number of common shares that may be issued under the ESPP may not exceed 100,000 common shares.

The common shares available for purchase under the ESPP may be drawn from either authorized but previously unissued common shares or from reacquired common shares, including those purchased by the Company in the open market. During the second and third quarters of 2007, no common shares were issued under the ESPP.

The ESPP is not considered compensatory under the provisions of Handbook Section 3870 and SFAS 123R and therefore, no portion of the costs related to ESPP purchases will be included in the Company’s stock-based compensation expense.

(c)	Share consolidation:

On June 5, 2006, the Company filed articles of amendment to effect a four-to-one-share consolidation of the Company’s outstanding common shares. The share consolidation was approved by the shareholders of the Company on May 17, 2006. Accordingly, information relating to the number of shares and net income per share presented in the consolidated statements of operations gives effect to this share consolidation for all periods presented.

SXC HEALTH SOLUTIONS CORP.
(Formerly Systems Xcellence, Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2007
(d)	Outstanding shares:

At September 30, 2007, the Company had outstanding common shares of 20,866,360 (2006 — 20,377,491) and 2,078,798 (2006 — 2,124,624) stock options outstanding. Stock options outstanding consisted of 1,575,298 options at a weighted average exercise price of Canadian $9.03 and 503,500 options at a weighted average exercise price of $23.07.

4.	Stock-based compensation

During the three month periods ended September 30, 2007 and 2006, the Company recorded stock-based compensation expense of $1,117,456 and $471,110, respectively. During the nine month periods ended September 30, 2007 and 2006, the Company recorded stock-based compensation expense of $2,268,560 and $1,384,843, respectively. The Black-Scholes option pricing model was used to estimate the fair value of the stock options at the grant date based on the following assumptions:

Nine months ended
September 30,
	2007	2006
Volatility	44.4 — 49.2%	36.5% — 40.8%
Risk-free interest rate	4.16 — 4.85%	4.75% — 5.13%
Expected life	4.5 — 5 years	5 years
Dividend yield	—	—

In the third quarter of 2007, the Company recorded additional non-cash stock-based compensation expense of $232,000 ($178,000 net of tax) related to the incorrect determination of the accounting measurement date for options granted to new employees prior to November 2006. Of the additional expense, $220,000 related to SG&A, with the remaining $12,000 related to cost of revenue. No restatement of prior periods is required as the amount is not material to the prior year or to the fiscal 2007 estimated earnings and to the effect on the trend of earnings.

5.	Segment information

The Company operates in a single reportable operating segment, which provides transaction processing solutions to the pharmaceutical benefits industry. The Company operates in two geographic areas as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
Revenue	2007	2006	2007	2006

United States	$21,265,485	$20,363,921	$66,267,359	$57,576,947
Canada	943,776	682,279	3,351,369	1,334,177

Total	$22,209,261	$21,046,200	$69,618,728	$58,911,124

SXC HEALTH SOLUTIONS CORP.
(Formerly Systems Xcellence, Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2007
The Company’s revenue breaks down into the following components:

	Three months ended		Nine months ended
	September 30,		September 30,
Products and Services	2007	2006	2007	2006

Recurring
Transaction Processing	$13,179,831	$10,411,186	$40,105,626	$28,159,580
Maintenance	4,141,732	3,840,906	12,330,346	11,030,536

Total Recurring	17,321,563	14,252,092	52,435,972	39,190,116

Non-Recurring
Professional Services	3,395,334	4,088,397	10,002,173	12,231,571
System Sales	1,492,364	2,705,711	7,180,583	7,489,437

Total Non-Recurring	4,887,698	6,794,108	17,182,756	19,721,008

Total Revenue	$22,209,261	$21,046,200	$69,618,728	$58,911,124

Cost of revenue applicable to each category of revenue is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
Products and Services	2007	2006	2007	2006

Recurring
Revenue	$17,321,563	$14,252,092	$52,435,972	$39,190,116
Cost of revenue	7,022,038	5,581,838	19,633,634	15,667,259

	$10,299,525	$8,670,254	$32,802,338	$23,522,857

Non-Recurring
Revenue	$4,887,698	$6,794,108	$17,182,756	$19,721,008
Cost of revenue	2,769,514	2,627,102	8,648,556	7,651,511

	$2,118,184	$4,167,006	$8,534,200	$12,069,497

For the three and nine-month periods ended September 30, 2007, one customer accounted for 9.5% and 11.2% of total revenue, respectively. For the three and nine-month periods ended September 30, 2006, one customer accounted for 13.5% and 13.6% of total revenue, respectively.

At September 30, 2007, one customer accounted for 14.6% of the total accounts receivable balance. At December 31, 2006, no one customer accounted for more than 10% of the total accounts receivable balance.

6.	Supplemental cash flow information
(a) The components of cash and cash equivalents are as follows:

	September 30, 2007	December 31, 2006

Cash on deposit	$17,083,083	$17,821,382
Other cash on deposit (b)	5,032,638	4,136,520
U.S. money market funds	58,963,047	4,834,411
Commercial paper (less than 90 days)	—	30,841,264
Certificates of deposit (less than 90 days)	—	13,279,760
Canadian dollar deposits (Cdn. $35,000 at 1.0017; December 31, 2006 — Cdn. $35,000 at 1.165)	34,941	30,043

	$81,113,709	$70,943,380

SXC HEALTH SOLUTIONS CORP.
(Formerly Systems Xcellence, Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2007
(b) Other cash on deposit:
At September 30, 2007 and December 31, 2006, other cash on deposit included $2,803,639 and $2,963,719, respectively, in pharmacy benefit claim payments, which represent cash received from the Company’s customers whose members have had prescriptions filled at participating pharmacies and is payable to certain pharmacies. The related pharmacy benefit claim payment liability is included in current liabilities.
At September 30, 2007 and December 31, 2006, other cash on deposit also included $2,228,999 and $1,172,801, respectively, in pharmacy benefit management (“PBM”) rebates, respectively. These PBM rebates relate to certain of the Company’s contracts with brand drug manufacturers whereby the Company’s customers earn rebates by purchasing their products. The related PBM rebates liability is included in current liabilities. Both the asset and liability are reduced when the Company pays its customer.
(c) Supplemental cash flow information:

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006

Interest received	$(1,224,374)	$(811,866)	$(3,673,120)	$(1,810,667)
Interest paid	$26,810	$1,053,300	$85,491	$1,837,480
Income taxes paid	$1,374,140	$958,647	$3,821,657	$3,471,362
7.	Goodwill and other intangible assets

On December 17, 2004, the Company, through a wholly-owned subsidiary, acquired all of the outstanding shares of Health Business Systems, Inc. (“HBS”), based in Warminster, Pennsylvania, which provides retail pharmacy management systems and workflow technology, pursuant to a purchase agreement (the “HBS Stock Purchase Agreement”.)

Under the terms of the HBS Stock Purchase Agreement, on June 1, 2005, the Company paid $2,000,000 to an interest-bearing escrow account, subject to specified earn-out targets being met. At June 1, 2005, the $2,000,000 contingent consideration was recorded as a long-term asset to be recorded as additional purchase price consideration when the contingency was resolved. At September 30, 2006, it was determined that the specified earn-out targets would most likely be met during the fourth quarter of 2006 and, therefore, the $2,000,000 was reclassified from “Other assets” to “Goodwill and other intangible assets.”

During January 2007, the $2,000,000 was released from escrow and paid to the former shareholders of HBS.

8.	Income taxes

Taxable benefits utilized by the Company as a result of historical net operating losses (“NOLs”) and tax-related timing are recognized in accordance with CICA Handbook Section 3465, Income Taxes. In assessing the realizability of future tax assets (“FTAs”), management considers whether it is more likely than not that some portion or all of the FTAs will be realized. The ultimate realization of FTAs is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible, in addition to management’s tax planning strategies. In consideration of net losses incurred, the Company has provided a valuation allowance to reduce the net carrying value of FTAs. The amount of this valuation allowance is subject to adjustment by the Company in future periods based upon its assessment of evidence supporting the degree of probability that FTAs will be realized.

During the second quarter of 2007, it was determined by management that FTAs relating to Canadian NOLs are “more likely than not” to be realized in the balance of the current year and in future periods. As a result, approximately $1.5 million of FTAs were recognized related to Canadian NOLs. An additional $0.2 million was recognized during the third quarter of 2007. During the second quarter of 2007, the Company also recorded a future tax liability of $0.8 million related to potential tax obligations since the Company does not plan to indefinitely reinvest certain undistributed earnings of its U.S. operations.

SXC HEALTH SOLUTIONS CORP.
(Formerly Systems Xcellence, Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2007

The Company’s effective tax rate for the three and nine months ended September 30, 2007 was negative 13% and positive 22%, respectively. During the third quarter of 2007, the Company recognized a net tax recovery of $0.3 million primarily due to a lower 2007 estimated effective tax rate.

9.	Termination benefits

The Company made certain involuntary terminations during the third quarter of 2007 to optimize its cost structure and enhance its growth prospects, and reduced its workforce by approximately 7% in the third quarter of 2007 to generate cost savings.

The Company incurred severance costs of approximately $0.7 million during the third quarter of 2007 due to the reduction in workforce. The severance costs were recorded in accordance with EIC-134, Accounting for Severance and Termination Benefits, and are reflected in the Company’s consolidated financial statements as follows:

Cost of revenue	$243,000
Product development costs	130,000
Selling, general and administration	346,000
Stock-based compensation	26,000

$745,000

The Company’s consolidated balance sheets at September 30, 2007 includes a liability of $0.7 million for severance payments which are expected to be paid within the next 12 months.

10.	Reconciliation of significant differences between accounting principles generally accepted in Canada and the United States

These interim consolidated financial statements have been prepared in accordance with Canadian GAAP. Measurement differences between Canadian GAAP and U.S. GAAP are as follows:
(a)	Stock-based compensation:

Under Canadian GAAP, the Company accounts for stock-based compensation to employees and directors as described in Notes 1(l) and 7 of the audited annual consolidated financial statements for the year ended December 31, 2006. Under U.S. GAAP, the Company similarly elected to follow the fair value method in accordance with FASB Statement No. 123, Accounting for Stock-based Compensation (“SFAS 123”), as of January 1, 2004 using the modified prospective transition method. Prior to January 1, 2004 the Company followed APB 25, Accounting for Stock Issued to Employees. Under SFAS 123 stock-based compensation expense is recorded as a charge to income and a credit to additional paid-in-capital over the service period. As the Company did not have any deferred compensation, stock-based compensation liabilities or deferred income taxes recorded as of January 1, 2004, there was no required opening adjustment relating to these accounts. The amounts that would otherwise have been recorded as compensation in the year as if the fair value method had always been applied will be recorded in income on a prospective basis. Since, for Canadian GAAP purposes, the Company retroactively restated the stock-based compensation relating to the fiscal years 2003 and 2004, an adjustment was made to the U.S. GAAP opening deficit and contributed surplus (APIC) accounts to remove the impacts of the Canadian restatement relating to any unvested options as of January 1, 2004.

Effective January 1, 2006, the Company adopted the provisions of FASB Statement No. 123R (“SFAS 123R”), which requires all share-based payments to be recognized in the financial statements based on the grant date fair values using either a modified-prospective or modified-retrospective transition method. The Company adopted this standard using the modified—prospective method and, therefore, recognized stock-based compensation expense for any new share-based awards and awards modified, repurchased or cancelled after January 1, 2006 over the requisite service period. In addition, the Company recognizes stock-based compensation expense for previously granted unvested awards outstanding as of January 1, 2006 over the remaining portion of the requisite service period.

SXC HEALTH SOLUTIONS CORP.
(Formerly Systems Xcellence, Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2007
Under SFAS 123R, the Company is required to determine the grant date fair value of the stock-based awards granted. The Company is continuing to use the Black-Scholes option pricing model to value these options. The related grant date fair value is subsequently recognized as stock-based compensation expense over the requisite service period. The Company adjusts compensation cost for actual forfeitures at the time forfeitures occurred, as is permitted under Canadian GAAP. SFAS 123R requires the Company to estimate forfeitures as part of the initial measure of the grant date fair value of the award. The cumulative effect of the change in accounting policy for the adjustment related to the forfeitures for the prior periods is $50,000 at January 1, 2006.
Under U.S. GAAP, the expense related to share-based payment arrangements should be presented in the same income statement line item as the cash compensation to those employees. Accordingly, the allocation of the stock-based compensation expense would be as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006

Cost of revenue	$116,483	$96,628	$215,423	$284,233
Product development costs	83,541	45,571	197,862	140,099
Selling, general and administration	900,586	309,124	1,837,057	868,509

	$1,100,610	$451,323	$2,250,342	$1,292,841

(b)	Consolidated statements of operations and earnings per share:

The following table reconciles net income as it is currently reported to net income as it would be reported under U.S. GAAP as a result of the measurement differences in the recognition of stock compensation expense.

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006

Net income in accordance with Canadian GAAP	$2,664,132	$2,543,617	$9,351,499	$10,234,694
Adjustments for:
Stock-based compensation (a)	16,846	19,787	18,218	92,002

Net income in accordance with U.S. GAAP	$2,680,978	$2,563,404	$9,369,717	$10,326,696

The basic and diluted earnings per share under U.S. GAAP are as follows:

U.S. GAAP
Basic	$0.13	$0.13	$0.45	$0.57
Diluted	$0.12	$0.12	$0.43	$0.54

SXC HEALTH SOLUTIONS CORP.
(Formerly Systems Xcellence, Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2007
(c)	A consolidated statement of changes in shareholders’ equity as adjusted for the U.S. reconciling items disclosed in this note is presented below:

			Additional	Retained
	Common Stock		paid-in	Earnings
	Number	Amount	capital	(Deficit)	Total

Balance as of December 31, 2006	20,444,490	$99,839,769	$4,418,461	$7,231,834	$111,490,064
FIN 48 adjustment (d)	—	—	—	(189,000)	(189,000)
Net income (b)	—	—	—	9,369,717	9,369,717
Exercise of stock options	421,870	3,291,192	(1,088,567)	—	2,202,625
Tax benefit on options exercised	—	—	2,394,850	—	2,394,850
Stock-based compensation (b)	—	—	2,250,342	—	2,250,342

Balance as of September 30, 2007	20,866,360	$103,130,961	$7,975,086	$16,412,551	$127,518,598

Balance as of December 31, 2005	16,938,833	$63,714,859	$2,050,733	$(6,294,784)	$59,470,808
Net income	—	—	—	10,326,696	10,326,696
Issuance of common shares	3,200,000	34,733,258	—	—	34,733,258
Exercise of stock options	238,659	1,222,109	(1,014,093)	—	208,016
Stock-based compensation	—	—	1,292,841	—	1,292,841

Balance as of September 30, 2006	20,377,492	$99,670,226	$2,329,481	$4,031,912	$106,031,619

(d)	Recently adopted accounting standards:

FASB Interpretation No. 48
Under U.S. GAAP, on January 1, 2007 the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), an interpretation of FASB Statement No. 109 (“SFAS 109”). The interpretation prescribes a recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

As a result of the implementation of FIN 48, the Company recognized an adjustment in the liability for unrecognized income tax benefits of $183,000 as a reduction in the beginning balance of retained earnings in accordance with U.S. GAAP. This amount was not recorded for Canadian GAAP purposes as of January 1, 2007. As of September 30, 2007, the Company would have a liability for $189,000 related to various federal and state income tax matters. The change is a result of recognizing accrued interest and penalties related to the liability for unrecognized income tax benefits, all of which would impact the Company’s effective tax rate.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. Accrued interest is insignificant and there are no penalties accrued at September 30, 2007.

The Company and its subsidiaries file income tax returns in Canadian and U.S. federal jurisdictions, and various provincial, state and local jurisdictions. With few exceptions, the Company is no longer subject to tax examinations by tax authorities for years prior to 2002.

SXC HEALTH SOLUTIONS CORP.
(Formerly Systems Xcellence, Inc.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2007

SEC Staff Accounting Bulletin No. 108
In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 requires that public companies utilize a “dual-approach” to assessing the quantitative effects of financial misstatements. This dual-approach includes both an income statement focused assessment and a balance sheet focused assessment. The Company adopted SAB 108 effective January 1, 2006 with no impact on the Company’s consolidated financial statements.

(e)	New accounting standards yet to be adopted:

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 (“SFAS No. 159”), which permits companies to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for the Company’s fiscal year beginning January 1, 2008 and is not expected to have an impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles. SFAS No. 157 is effective for the Company’s fiscal year beginning January 1, 2008 and is not expected to have an impact on the Company’s consolidated financial statements.